Exhibit 99.1

FCA US Response to EPA Statement

FCA US, the US subsidiary of FCA N.V. issued today the following press release.

FCA US is disappointed that the EPA has chosen to issue a notice of violation with respect to the emissions control technology employed in the company’s 2014-16 model year light duty 3.0-liter diesel engines.

FCA US intends to work with the incoming administration to present its case and resolve this matter fairly and equitably and to assure the EPA and FCA US customers that the company’s diesel-powered vehicles meet all applicable regulatory requirements.

FCA US diesel engines are equipped with state-of-the-art emission control systems hardware, including selective catalytic reduction (SCR). Every auto manufacturer must employ various strategies to control tailpipe emissions in order to balance EPA’s regulatory requirements for low nitrogen oxide (NOx) emissions and requirements for engine durability and performance, safety and fuel efficiency. FCA US believes that its emission control systems meet the applicable requirements.

FCA US has spent months providing voluminous information in response to requests from EPA and other governmental authorities and has sought to explain its emissions control technology to EPA representatives. FCA US has proposed a number of actions to address EPA’s concerns, including developing extensive software changes to our emissions control strategies that could be implemented in these vehicles immediately to further improve emissions performance.

FCA US looks forward to the opportunity to meet with the EPA’s enforcement division and representatives of the new administration to demonstrate that FCA US’s emissions control strategies are properly justified and thus are not "defeat devices" under applicable regulations and to resolve this matter expeditiously.

Auburn Hills, January 12, 2017

This press release contains forward-looking statements. These statements are based on current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: volatility and deterioration of capital and financial markets, including possibility of new Eurozone sovereign debt crisis, changes in commodity prices, changes in general economic conditions, economic growth and other changes in business conditions, weather, floods, earthquakes or other natural disasters, changes in government regulation, production difficulties, including capacity and supply constraints, and many other risks and uncertainties, most of which are outside of the Group’s control.

For further information:
tel.: +39 (011) 00 63088
Email: mediarelations@fcagroup.com
www.fcagroup.com